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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-27394 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/2016 AND ENDING 06/30/2017
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GIT Investment Services, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15-B Catoctin Circle, SE, #203
(No. and Street)

| Leesburg | VA | 20175 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Meg Goodman 301-951-8231
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brace & Associates, PLLC
(Name – *if individual, state last, first, middle name*)

| 142 Lowell Road, Unit 17 #219 | Hudson | NH | 03051 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

aKB

## OATH OR AFFIRMATION

I, Margaret Goodman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GIT Investment Services, Inc., as of June 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________

______________________________

______________________________

Margaret Goodman
Signature

Chief Financial Officer
Title

Notary Public


PAMELA SUANN CHASE
NOTARY PUBLIC
ANNE ARUNDEL CO. MD

PAMELA SUANN CHASE
Notary Public, State of Maryland
County of Anne Arundel
My Commission Expires February 28, 2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRACE & ASSOCIATES, PLLC
*Certified Public Accountant*

142 LOWELL ROAD, UNIT 17 #219 HUDSON, NH 03051 TEL. (603) 889-4243
FAX (603) 369-6019

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of GIT Investment Services, Inc.

We have audited the accompanying statement of financial condition of GIT Investment Services, Inc. as of June 30, 2017, and the related notes to the financial statements. This financial statement is the responsibility of GIT Investment Services, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of GIT Investment Services, Inc. as of June 30, 2017 in accordance with accounting principles generally accepted in the United States of America.

*Brace & Associates, PLLC*

Brace & Associates, PLLC

Hudson, NH

August 18, 2017

# GIT INVESTMENT SERVICES, INC.

## STATEMENT OF FINANCIAL CONDITION

## JUNE 30, 2017

**ASSETS**

| | |
|---|---|
| Cash and cash equivalents | $356,154 |
| Receivables | 1,217 |
| Total assets | $357,371 |

**LIABILITIES AND STOCKHOLDER'S EQUITY**

| | |
|---|---|
| Due to affiliates | $2,388 |
| Total Liabilities | $2,388 |
| | |
| Stockholder's Equity | |
| Common stock, $1 par value, shares authorized 50,000 4,388 shares issued, net of 672 treasury shares at par | 3,716 |
| Additional paid-in capital | 950,398 |
| Retained earnings | (599,131) |
| Total stockholder's equity | $354,983 |
| Total Stockholder's Equity and liabilities | $357,371 |

# GIT INVESTMENT SERVICES, INC.

## NOTES TO FINANCIAL STATEMENTS

## JUNE 30, 2017

### NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

**Organization and Nature of Business**

The Corporation was incorporated in Virginia on February 11, 1982. It is a registered broker/dealer under the Securities and Exchange Act of 1934. In May 2003, the Corporation began trading under the name Clarendon Securities. The Corporation is located in Leesburg, Virginia, and is a wholly-owned subsidiary of Bankers Finance Capital Corp. (BFCC). The Corporation and BFCC operate under common control with Presidential Bank, FSB (Presidential Bank).

**Cash and Cash Equivalents**

The Corporation considers all highly liquid investments, including money market funds with original maturities of 90 days or less, to be cash equivalents. At June 30, 2017, 99.1% of the balance of cash and cash equivalents represents amounts invested in a Capital Bank money market deposit account held at Capital Bank of Rockville, MD, an unaffiliated bank.

**Use of Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Commissions and Fees**

The Corporation may earn commissions or fees from brokerage or other securities-related activities conducted on behalf of its customers. It also earns certain fees from bank deposit brokerage activities. The Corporation records commissions or other revenue and related expenses from securities activities and revenues from deposit fees, when such commissions and fees are earned. Commissions and related expenses on securities transactions are recognized on a trade-date basis.

**Investment Securities**

Investment securities with readily determinable market values are classified as available-for-sale and are reported at fair value, based on published market prices. Unrealized gains and losses are reported as accumulated other comprehensive income, a separate component of stockholders' equity. Realized gains and losses are recognized on a specific cost identification basis.

**Expenses Assumed by Parent**

From time to time certain expenses of the Corporation may be paid by its parent company, BFCC, where BFCC waives any liability of the Corporation to reimburse it for the expense. In such cases, the expenses are nevertheless reflected as expenses on the books of the Corporation to the same extent as if they had been paid by the Corporation, and a corresponding increase is recorded in additional paid-in capital to reflect the offsetting payment of the expense by BFCC on behalf of and for the benefit of the Corporation.

## NOTE 1- SIGNIFICANT ACCOUNTING POLICIES (Continued)

**Management's Review for Subsequent Events**

Management had evaluated subsequent events through August 15, 2017, the date which the financial statements were available to be issued. Management' review found no subsequent events requiring disclosure.

## NOTE 2- INCOME TAXES

The company and its stockholders elected to be subject to the S corporation provisions of the Internal Revenue Code. Accordingly, all income or losses and applicable tax credits are reported on the stockholders' individual income tax returns. The company files tax returns in the U.S. federal jurisdiction and various state jurisdictions. The company is no longer subject to U.S. federal and state examinations by tax authorities for years before 2015.

The Company follows the provisions of uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. The Company has no tax position at June 30, 2017 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company had no accruals for tax penalties at June 30, 2017.

## NOTE 3- EXEMPT STATUS UNDER SEC RULE 15c3-3

The Corporation operates under the exemption from Securities and Exchange Commission Rule 15c3-3, the "Customer Protection Rule," pursuant to Section (k)(1) of such rule. The Corporation has limited business.

## NOTE 4- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under 15c3-1, was $346,104 at June 30, 2017, this exceeded required net capital of $5,000 by $341,104. The ratio of aggregate indebtedness to net capital at June 30, 2017 was 0.69%.

## NOTE 5- GUARANTEES – INDEMNIFICATIONS

In the normal course of its business, the Corporation may indemnify or guarantee certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Corporation could be required to make under these indemnifications cannot be estimated. However, the Corporation believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

## NOTE 6- RELATED PARTY TRANSACTIONS

Under a Facilities and Personnel Sharing Agreement dated September 2, 2014 (the Sharing Agreement), the Corporation uses a portion of certain office space leased by an affiliate, Presidential Bank, which it shares with BFCC. The Corporation pays its pro-rated share of the rental and related expenses for such space directly to the Landlord and other service providers.

Under an agreement between BFCC and the Corporation, BFCC provides certain operational support services, including the maintenance and preservation of books and records appropriate to a registered broker/dealer, among others.

The amount paid to BFCC for services is determined based upon the direct and allocated overhead expenses incurred by BFCC on behalf of the Corporation, plus an administrative service fee of 4% of all direct and allocated expenses. Because of the affiliation between the Corporation and BFCC, amounts reimbursed may not be representative of amounts that would have been paid had such services and facilities been obtained from third parties.

The Corporation has no direct employees of its own, but instead uses personnel employed by an affiliated company. Under the Sharing Agreement, certain employees of Presidential Bank perform services for the Corporation as independent contractors, and are directly compensated for such services by the Corporation.

For the year ended June 30, 2017, the Corporation incurred and recorded expenses paid on its behalf by BFCC resulting in a corresponding increase of $5,836 in the Corporation's additional paid-in capital. As of June 30, 2017, the amount due from BFCC to the Corporation was $2,388.

At June 30, 2017 the Corporation had $3,208 on deposit with Presidential Bank, a federally insured depository institution.

## NOTE 7- RETAIL SECURITIES BROKERAGE EXIT

Beginning in January 2015, the Corporation began notifying its retail brokerage clients that it would be exiting the retail securities brokerage business, offering each of such clients the option of transferring their fully disclosed cash and securities account balances held through the Corporation either to the Trust Custody Department of the Corporation's affiliate, Presidential Bank, or to an account held at or through another broker-dealer of the customer's choice, or otherwise to liquidate their existing accounts held through the Corporation, receiving in cash the net proceeds of the liquidation. As of September 30, 2015 the Corporation completed the transfer or liquidation of the cash and securites held in all such retail brokerage accounts of its retail securities brokerage customers, and it is no longer engaged in the retail securities brokerage busines. Its clearing agreement with its former clearing broker was terminated at that time.

**SCHEDULE I**

**GIT INVESTMENT SERVICES, INC.**

**COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1**

**JUNE 30, 2017**

| | |
|---|---|
| Total ownership equity from statement of financial condition | $ 354,983 |
| Total non-allowable assets from statement of financial condition | (1,820) |
| Other adjustments: Short securities not secured | 0 |
| Net capital before haircuts on securities positions | $ 353,163 |
| Haircuts on securities | (7,059) |
| Net Capital | $346,104 |
| Aggregate indebtedness: | |
| Total A.I. liabilities from statement of financial condition | $2,388 |
| Total aggregate indebtedness | $2,388 |
| Percentage of aggregate indebtedness to net capital | 0.69% |
| Computation of basic net capital requirement: | |
| Minimum net capital required (6-2/3% of A.I.) | $159 |
| Minimum dollar net capital requirement of reporting broker or dealer | $5,000 |
| Net capital requirement | $5,000 |
| Excess net capital | $341,104 |
| Excess net capital at 1000% | $345,865 |

There were no material differences between the audited and unaudited computation of net capital.